United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: J. Alexander’s Holdings, Inc.

2.	Name of person relying on exemption: MARATHON PARTNERS EQUITY MANAGEMENT, LLC

3.	Address of person relying on exemption: One Grand Central Place 60 East 42nd Street, Suite 2306 New York, New York 10165

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

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MARATHON PARTNERS COMMENTS ON ISS RECOMMENDATION AGAINST
J. ALEXANDER’S PROPOSED ACQUISITION OF 99 RESTAURANTS

ISS Expresses Concerns over J. Alexander’s Failure to Thoroughly Explore Other Strategic Alternatives Before Agreeing to the Ill-Advised Merger with 99 Restaurants

ISS Validates Marathon’s Serious Concerns That the J. Alexander’s Board Was Not Looking Out for Shareholders’ Best Interests in Negotiating the 99 Restaurants Merger

ISS Underscores the Conflicted Sale Process in which No Independent Directors or Special Committee Objectively Evaluated the Ill-Advised Transaction

ISS Concludes That “There Does Not Appear to Be a Solid Strategic Fit Between JAX and 99 Restaurants”

Marathon Will Push the Board to Review All Strategic Alternatives to

Maximize Value if the Merger is Voted Down

NEW YORK, Jan. 19, 2018 /PRNewswire/ -- Marathon Partners Equity Management, LLC, a New York-based investment firm, and its affiliated investment funds (collectively “Marathon Partners”), which beneficially own approximately 6.3% of the common stock of J. Alexander’s Holdings, Inc. (“J. Alexander’s” or, the “Company”) (NYSE: JAX), issued the following statement today in response to leading independent proxy advisory firm Institutional Shareholder Services Inc.’s (“ISS”) recommendation that J. Alexander’s shareholders vote against the Company’s proposed acquisition of 99 Restaurants, LLC (“99 Restaurants”). A special meeting of shareholders to vote on the proposed merger is scheduled to be held January 30, 2018.

Mario Cibelli, managing member of Marathon Partners, issued the following statement:

“We are deeply gratified that ISS agrees with us that J. Alexander’s misguided acquisition of 99 Restaurants is not in the best interests of the Company or its shareholders and should be voted down at the upcoming Special Meeting of Shareholders on January 30th. Like Marathon Partners, ISS is not satisfied that J. Alexander’s chose to proceed with a conflicted, related party transaction without having first explored all strategic alternatives to maximize value for its shareholders. ISS further recognizes that the market reaction to the proposed merger has been sharply negative as reflected by J. Alexander’s share price, clearly illustrating shareholders’ opposition to becoming minority shareholders of a controlled, small-cap company. The ISS report further reinforces our deep concerns that the J. Alexander’s Board of Directors was not looking out for our best interests as shareholders in negotiating the merger with 99 Restaurants. We will be following ISS’s independent recommendation by voting against this acquisition to ensure that we, and other holders of the Company’s shares, receive the value we deserve for our investment. In the event that this poorly structured deal is rejected, we plan to urge a review of all strategic alternatives to maximize value.”

Mr. Cibelli continued:

“In addition, we are disappointed that management has disingenuously left out key metrics in its recent disclosure to investors regarding 99 Restaurants’ same store sales, profitability and margins, and J. Alexander’s preliminary financial results for the fourth quarter of 2017. Shareholders deserve to know how the business performed versus 99 Restaurants as they consider a transaction that would significantly dilute their ownership in the Company. Full disclosure of J. Alexander’s results will allow shareholders to make an informed decision on whether independence is a better path forward.”

Key Excerpts from the ISS Report Recommending that J. Alexander’s Shareholders Vote Against the Proposed Merger with 99 Restaurants:

•	“The board does not appear to have thoroughly explored other alternatives, which is particularly concerning given the related party nature of the transaction and the tenuous strategic rationale for the proposed combination. Moreover, market reaction has been sharply negative, implying limited downside risk of non-approval. Voting to oppose the merger is shareholders' last chance to avoid becoming minority shareholders of a controlled, small cap company. Given these factors, a vote AGAINST this item is warranted.”

•	“Other alternatives that the board could have examined include accelerating JAX's unit growth, changing its capital structure, or selling JAX outright. The proxy does not indicate that the board thoroughly pursued any of these options. JAX shareholders likely would have preferred to see the board fully investigate all strategic alternatives, before agreeing to a merger which will result in them becoming minority owners of a controlled company.”

•	“As the proxy discloses, each of JAX's six directors, at the time of negotiations and the transaction, had conflicts as either executives or board members of FNF, FNH, or FNFV. JAX's board noted such conflicts when the full board began exploring the purchase of 99 Restaurants. However, the board did not form a special committee, instead appointing Chairman Frank Martire and CEO Lonnie Stout, II, to represent JAX while negotiating a transaction. Nor did any JAX directors resign from their roles at FNF, FNH, or FNFV while negotiations were occurring; it was only on the day after the agreement was signed that Martire and fellow director Ronald Maggard, Sr., resigned from FNH's board. Given JAX's directors' longstanding ties, fiduciary obligations, and economic interests tied to 99 Restaurants, Marathon's skepticism as to whether JAX's directors were looking out for JAX shareholders' best interests appears to be a reasonable concern.”

•	“There does not appear to be a solid strategic fit between JAX and 99 Restaurants. There is no geographic overlap, with 99 Restaurants in New York State and New England, while JAX is mainly in the Midwest and South (though it extends into Pennsylvania). Furthermore, their target audience appears vastly different. In 2016, JAX's J. Alexander restaurants had an average check per customer of $30.41, while its Stoney River restaurants had an average check per customer of $44.13, both vastly higher than 99 Restaurants' average check per customer of $15.85.”

•	“These geographic and customer differences limit true operational synergies, which JAX forecasts at between $1.5 to $2.0 million annually; the high end of that would be approximately 0.7 percent of 99 Restaurants' revenue and 7 percent of its EBITDA (both for the LTM ending June 30, 2017). These synergies, as percentages, are far smaller than synergies expected from another recent merger between two restaurant companies.”

•	“There doesn't appear to be anything concrete, such as service or cost initiatives, or an upgraded menu, which will lead to…improving [operating] margins. In fact, 99 Restaurants' results likely already have benefited from improved appearance, as 88 of 106 restaurants will have been remodeled between 2013 and the end of 2017, with 102 locations complete to the current brand design standards.”

•	“…[I]nvestors may be concerned about becoming minority shareholders in a publicly traded, yet controlled company. They may believe, as Marathon does, that such a role depresses liquidity and valuations, relative to non-controlled companies of a similar size. Investors may also wonder whether their reduced input regarding corporate decisions could allow the combined company to undertake questionable acquisitions, possibly of restaurant chains in which FNF, its officers, or its directors have ownership interests.”

•	Equity investors have reacted negatively to the merger. Over the 12 months ending on Jan. 12, 2018, JAX's average trading daily volume was 34,070 shares, according to Bloomberg Finance. In the past year, the heaviest trading day (at 4.5x average daily volume) was the day the merger was announced, with JAX's stock falling 5.0 percent. The day that Marathon publicly announced its opposition to the deal, JAX's stock rose 7.8 percent on 3.7x average daily volume.

*Marathon Partners has neither sought nor obtained consent from ISS to use previously published information in this press release.

Marathon Partners is being advised by Olshan Frome Wolosky LLP in connection with its investment in J. Alexander’s and its opposition to the Company’s acquisition of 99 Restaurants.

About Marathon Partners

Marathon Partners Equity Management, LLC is a fundamental, research intensive investment firm that deploys capital with a long-term investment horizon.

Investor Contact

Mario Cibelli

(212) 490-0399

http://www.marathonpartners.com

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS. FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY USE OF WORDS SUCH AS "OUTLOOK", "BELIEVE", "INTEND", "EXPECT", "POTENTIAL", "WILL", "MAY", "SHOULD", "ESTIMATE", "ANTICIPATE", AND DERIVATIVES OR NEGATIVES OF SUCH WORDS OR SIMILAR WORDS. FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE ARE BASED UPON PRESENT BELIEFS OR EXPECTATIONS. HOWEVER, FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR AS A RESULT OF VARIOUS RISKS, REASONS AND UNCERTAINTIES. EXCEPT AS REQUIRED BY LAW, MARATHON PARTNERS EQUITY MANAGEMENT, LLC AND ITS AFFILIATES AND RELATED PERSONS UNDERTAKE NO OBLIGATION TO UPDATE ANY FORWARD LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

SOURCE

Marathon Partners Equity Management, LLC

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Marathon Partners Equity Management, LLC (“Marathon Partners”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Marathon Partners.

PLEASE NOTE: Marathon Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.